UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 6, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains the following:-

1.                                    A news release dated June 1, 2010 entitled ‘Vodafone Egypt’

2.                                    Stock Exchange Announcement dated June 1, 2010 entitled ‘Transaction in Own Securities’

3.                                    Stock Exchange Announcement dated June 2, 2010 entitled ‘Transaction in Own Securities’

4.                                    Stock Exchange Announcement dated June 3, 2010 entitled ‘Transaction in Own Securities’

5.                                    Stock Exchange Announcement dated June 4, 2010 entitled ‘Notification of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

6.                                    Stock Exchange Announcement dated June 7, 2010 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated June 8, 2010 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated June 10, 2010 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated June 11, 2010 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated June 14, 2010 entitled ‘Transaction in Own Securities’

11.                            Stock Exchange Announcement dated June 15, 2010 entitled ‘Transaction in Own Securities’

12.                            Stock Exchange Announcement dated June 16, 2010 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated June 17, 2010 entitled ‘Notification of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.                            Stock Exchange Announcement dated June 18, 2010 entitled ‘Transaction in Own Securities’

15.                            Stock Exchange Announcement dated June 21, 2010 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated June 22, 2010 entitled ‘Transaction in Own Securities’

17.                            Stock Exchange Announcement dated June 24, 2010 entitled ‘Transaction in Own Securities’

18.                            Stock Exchange Announcement dated June 25, 2010 entitled ‘Transaction in Own Securities’

19.                            Stock Exchange Announcement dated June 28, 2010 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated June 28, 2010 entitled ‘Annual Information Update’

21.                            Stock Exchange Announcement dated June 29, 2010 entitled ‘Transaction in Own Securities - Voting Rights and Capital’

22.                            Stock Exchange Announcement dated June 29, 2010 entitled ‘Vodafone Group Plc’’

1 June 2010

Vodafone Egypt

Vodafone and Telecom Egypt (the “Parties”) announce that discussions concerning the ownership structure of Vodafone Egypt (“VFE”) have concluded. The Parties have agreed that it is in the best interest of VFE that the current ownership structure should remain in place. The Parties remain committed to working together to ensure the ongoing success of VFE.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0)1635 33251

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 June 2010

Number of ordinary shares transferred:	962,755

Highest transfer price per share:	136.6p

Lowest transfer price per share:	133p

Following the above transfer, Vodafone holds 5,138,868,646 of its ordinary shares in treasury and has 52,670,427,623 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 June 2010

Number of ordinary shares transferred:	15,405

Highest transfer price per share:	141.45p

Lowest transfer price per share:	138.15p

Following the above transfer, Vodafone holds 5,138,853,241 of its ordinary shares in treasury and has 52,670,443,028 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 June 2010

Number of ordinary shares transferred:	111,316

Highest transfer price per share:	138.15p

Lowest transfer price per share:	138.15p

Following the above transfer, Vodafone holds 5,138,741,925 of its ordinary shares in treasury and has 52,670,554,344 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Disclosure and Transparency Rule 3.1.4R(1) the Company gives notice that it was advised on 4 June 2010 that, on 4 June 2010, Andy Halford, a Director of the Company, transferred to Mrs Alison Halford, a connected person of Mr Halford, 300,000 ordinary shares of US$0.11 3/7 each in the Company for nil consideration by way of gift.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 June 2010

Number of ordinary shares transferred:	269,223

Highest transfer price per share:	138.5p

Lowest transfer price per share:	135.1p

Following the above transfer, Vodafone holds 5,138,472,702 of its ordinary shares in treasury and has 52,670,823,567 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 June 2010

Number of ordinary shares transferred:	12,812

Highest transfer price per share:	138.65p

Lowest transfer price per share:	138.65p

Following the above transfer, Vodafone holds 5,138,459,890 of its ordinary shares in treasury and has 52,670,836,379 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 June 2010

Number of ordinary shares transferred:	130,564

Highest transfer price per share:	137.5p

Lowest transfer price per share:	135.4p

Following the above transfer, Vodafone holds 5,138,329,326 of its ordinary shares in treasury and has 52,670,966,943 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 June 2010

Number of ordinary shares transferred:	350,541

Highest transfer price per share:	138.25p

Lowest transfer price per share:	137.25p

Following the above transfer, Vodafone holds 5,137,978,785 of its ordinary shares in treasury and has 52,671,317,484 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 June 2010

Number of ordinary shares transferred:	31,505

Highest transfer price per share:	139.4p

Lowest transfer price per share:	139.4p

Following the above transfer, Vodafone holds 5,137,947,280 of its ordinary shares in treasury and has 52,671,369,529 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 June 2010

Number of ordinary shares transferred:	132,506

Highest transfer price per share:	140p

Lowest transfer price per share:	140p

Following the above transfer, Vodafone holds 5,137,814,774 of its ordinary shares in treasury and has 52,671,502,035 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 June 2010

Number of ordinary shares transferred:	446,455

Highest transfer price per share:	141.85p

Lowest transfer price per share:	141.85p

Following the above transfer, Vodafone holds 5,137,368,319 of its ordinary shares in treasury and has 52,671,948,490 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 16 June 2010 by Computershare Trustees Limited that on 10 June 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 138.25 p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Wendy Becker	182
Michel Combes*	180
Andrew Halford*	180
Matthew Kirk	180
Ronald Schellekens	180

*Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 June 2010

Number of ordinary shares transferred:	62,762

Highest transfer price per share:	141.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,137,305,557 of its ordinary shares in treasury and has 52,672,011,252 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 June 2010

Number of ordinary shares transferred:	24,662

Highest transfer price per share:	141.8p

Lowest transfer price per share:	141.25p

Following the above transfer, Vodafone holds 5,137,280,895 of its ordinary shares in treasury and has 52,672,035,914 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 June 2010

Number of ordinary shares transferred:	90,079

Highest transfer price per share:	143p

Lowest transfer price per share:	143p

Following the above transfer, Vodafone holds 5,137,190,816 of its ordinary shares in treasury and has 52,672,125,993 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 June 2010

Number of ordinary shares transferred:	180,978

Highest transfer price per share:	144.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,137,009,838 of its ordinary shares in treasury and has 52,672,306,971 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 June 2010

Number of ordinary shares transferred:	158,003

Highest transfer price per share:	143p

Lowest transfer price per share:	141.05p

Following the above transfer, Vodafone holds 5,136,851,835 of its ordinary shares in treasury and has 52,672,464,974 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 June 2010

Number of ordinary shares transferred:	524,220

Highest transfer price per share:	142.9p

Lowest transfer price per share:	142.9p

Following the above transfer, Vodafone holds 5,136,327,615 of its ordinary shares in treasury and has 52,672,989,194 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

ANNUAL INFORMATION UPDATE

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus (Directive 2003/71/EC) Regulations 2005 as implemented in the UK by Paragraph 5.2 of the Prospectus Rules, and following the publication of Vodafone Group Plc’s Annual Report on 2 June 2010, and not for any other purpose and neither Vodafone Group Plc (“Vodafone”), nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.

Vodafone announces today that it is presenting this Annual Information Update in relation to information that it has published or made available to the public in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets, between 24 June 2009 and 25 June 2010. The information referred to in this document was up to date at the time the information was published but may now be out of date.  The information contained in this document appears by way of record, and Vodafone is under no obligation to update any information referred to in this document. Further, such information may have been prepared in accordance with laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below. Neither this Annual Information Update, nor the information referred to in it, constitutes, by virtue of this communication, an offering of securities or otherwise constitutes an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire or dispose of securities in any company within the Vodafone Group.

1. Regulatory Announcements

Vodafone published the following UK regulatory announcements via a Regulatory Information Service.  These announcements can be obtained from the market news section of the London Stock Exchange’s website, www.londonstockexchange.com using the code VOD or from Vodafone’s website at www.vodafone.com .

DATE	DESCRIPTION

25 Jun 2010	Transaction in Own Shares
23 Jun 2010	Transaction in Own Shares
22 Jun 2010	Transaction in Own Shares
21 Jun 2010	Transaction in Own Shares
17 Jun 2010	Director/PDMR Shareholding
17 Jun 2010	Transaction in Own Shares
16 Jun 2010	Transaction in Own Shares
15 Jun 2010	Transaction in Own Shares
14 Jun 2010	Transaction in Own Shares
11 Jun 2010	Transaction in Own Shares
09 Jun 2010	Transaction in Own Shares
08 Jun 2010	Transaction in Own Shares
04 Jun 2010	Director/PDMR Shareholding
04 Jun 2010	Transaction in Own Shares
03 Jun 2010	Transaction in Own Shares
02 Jun 2010	Annual Financial Report and Notice of AGM
02 Jun 2010	Transaction in Own Shares
28 May 2010	Transaction in Own Shares
27 May 2010	Transaction in Own Shares
26 May 2010	Transaction in Own Shares
24 May 2010	Transaction in Own Shares
21 May 2010	Publication of Prospectus
21 May 2010	Transaction in Own Shares
20 May 2010	Director/PDMR Shareholding
20 May 2010	Transaction in Own Shares
19 May 2010	Successful outcome of 3G Auction in India
19 May 2010	Transaction in Own Shares
18 May 2010	Final Results
17 May 2010	Transaction in Own Shares
14 May 2010	Simon Murray to Retire from Vodafone Board

14 May 2010	Transaction in Own Shares
13 May 2010	Transaction in Own Shares
12 May 2010	Transaction in Own Shares
11 May 2010	Transaction in Own Shares
06 May 2010	Transaction in Own Shares
05 May 2010	Transaction in Own Shares
30 Apr 2010	Transaction in Own Shares
28 Apr 2010	Transaction in Own Shares
26 Apr 2010	Transaction in Own Shares
23 Apr 2010	Transaction in Own Shares
21 Apr 2010	Transaction in Own Shares
20 Apr 2010	Director/PDMR Shareholding
20 Apr 2010	Transaction in Own Shares
19 Apr 2010	Transaction in Own Shares
16 Apr 2010	Transaction in Own Shares
15 Apr 2010	Transaction in Own Shares
14 Apr 2010	Transaction in Own Shares
12 Apr 2010	Transaction in Own Shares
09 Apr 2010	Transaction in Own Shares
08 Apr 2010	Transaction in Own Shares
06 Apr 2010	Transaction in Own Shares
31 Mar 2010	Transaction in Own Shares
30 Mar 2010	Transaction in Own Shares
29 Mar 2010	Director/PDMR Shareholding
29 Mar 2010	Transaction in Own Shares
26 Mar 2010	Transaction in Own Shares
24 Mar 2010	Transaction in Own Shares
19 Mar 2010	Transaction in Own Shares
18 Mar 2010	Director/PDMR Shareholding
17 Mar 2010	Transaction in Own Shares
16 Mar 2010	Director/PDMR Shareholding
16 Mar 2010	Transaction in Own Shares
15 Mar 2010	Transaction in Own Shares
12 Mar 2010	Transaction in Own Shares
11 Mar 2010	Transaction in Own Shares
10 Mar 2010	Transaction in Own Shares
09 Mar 2010	Transaction in Own Shares
08 Mar 2010	Transaction in Own Shares
05 Mar 2010	Director/PDMR Shareholding
04 Mar 2010	Transaction in Own Shares
03 Mar 2010	Transaction in Own Shares
02 Mar 2010	Transaction in Own Shares
26 Feb 2010	Director/PDMR Shareholding
26 Feb 2010	Total Voting Rights
25 Feb 2010	Director/PDMR Shareholding
24 Feb 2010	Additional Listing
24 Feb 2010	Transaction in Own Shares
23 Feb 2010	Director/PDMR Shareholding
23 Feb 2010	Transaction in Own Shares
19 Feb 2010	Transaction in Own Shares
17 Feb 2010	Transaction in Own Shares
16 Feb 2010	Director/PDMR Shareholding
16 Feb 2010	Transaction in Own Shares
15 Feb 2010	Director/PDMR Shareholding
15 Feb 2010	Transaction in Own Shares
11 Feb 2010	Transaction in Own Shares
10 Feb 2010	Director/PDMR Shareholding
10 Feb 2010	Transaction in Own Shares
09 Feb 2010	Transaction in Own Shares
08 Feb 2010	Transaction in Own Shares
05 Feb 2010	Director/PDMR Shareholding
05 Feb 2010	Transaction in Own Shares

04 Feb 2010	Director/PDMR Shareholding
04 Feb 2010	Q3 Interim Management Statement
04 Feb 2010	Transaction in Own Shares
03 Feb 2010	Transaction in Own Shares
02 Feb 2010	Transaction in Own Shares
01 Feb 2010	Blocklisting Interim Review
29 Jan 2010	Total Voting Rights
28 Jan 2010	Transaction in Own Shares
27 Jan 2010	Transaction in Own Shares
26 Jan 2010	Transaction in Own Shares
22 Jan 2010	Transaction in Own Shares
21 Jan 2010	Transaction in Own Shares
20 Jan 2010	Director/PDMR Shareholding
20 Jan 2010	Transaction in Own Shares
19 Jan 2010	Publication of Prospectus
14 Jan 2010	Transaction in Own Shares
13 Jan 2010	Transaction in Own Shares
12 Jan 2010	Transaction in Own Shares
06 Jan 2010	Transaction in Own Shares
05 Jan 2010	Transaction in Own Shares
31 Dec 2009	Total Voting Rights
29 Dec 2009	Vodafone Turkey Acquisition of Borusan Telecom
29 Dec 2009	Transaction in Own Shares
24 Dec 2009	Transaction in Own Shares
23 Dec 2009	Transaction in Own Shares
22 Dec 2009	Transaction in Own Shares
21 Dec 2009	Transaction in Own Shares
17 Dec 2009	Director/PDMR Shareholding
17 Dec 2009	Transaction in Own Shares
16 Dec 2009	Transaction in Own Shares
15 Dec 2009	Transaction in Own Shares
14 Dec 2009	Transaction in Own Shares
11 Dec 2009	Notification of major interest in shares
10 Dec 2009	Transaction in Own Shares
09 Dec 2009	Transaction in Own Shares
08 Dec 2009	Transaction in Own Shares
07 Dec 2009	Transaction in Own Shares
04 Dec 2009	Transaction in Own Shares
03 Dec 2009	Transaction in Own Shares
02 Dec 2009	Transaction in Own Shares
30 Nov 2009	Additional Listing
30 Nov 2009	Total Voting Rights
27 Nov 2009	Transaction in Own Shares
26 Nov 2009	Transaction in Own Shares
25 Nov 2009	Transaction in Own Shares
23 Nov 2009	Publication of Supplementary Prospectus
19 Nov 2009	Director/PDMR Shareholding
18 Nov 2009	Director/PDMR Shareholding
16 Nov 2009	Transaction in Own Shares
13 Nov 2009	Transaction in Own Shares
12 Nov 2009	Transaction in Own Shares
11 Nov 2009	Transaction in Own Shares
10 Nov 2009	Half Yearly Report
10 Nov 2009	Transaction in Own Shares
09 Nov 2009	Transaction in Own Shares
06 Nov 2009	Transaction in Own Shares
04 Nov 2009	Transaction in Own Shares
30 Oct 2009	Transaction in Own Shares
29 Oct 2009	Info relating to the Half-year financial report
29 Oct 2009	Transaction in Own Shares
28 Oct 2009	Transaction in Own Shares
27 Oct 2009	Transaction in Own Shares

26 Oct 2009	Transaction in Own Shares
23 Oct 2009	Transaction in Own Shares
21 Oct 2009	Transaction in Own Shares
20 Oct 2009	Transaction in Own Shares
16 Oct 2009	Director/PDMR Shareholding
16 Oct 2009	Transaction in Own Shares
14 Oct 2009	Transaction in Own Shares
13 Oct 2009	Transaction in Own Shares
12 Oct 2009	Transaction in Own Shares
12 Oct 2009	Transfer from NYSE to NASDAQ
09 Oct 2009	Transaction in Own Shares
08 Oct 2009	Transaction in Own Shares
07 Oct 2009	Transaction in Own Shares
06 Oct 2009	Director/PDMR Shareholding
06 Oct 2009	Transaction in Own Shares
05 Oct 2009	Transaction in Own Shares
30 Sep 2009	Transaction in Own Shares
29 Sep 2009	Transaction in Own Shares
28 Sep 2009	Transaction in Own Shares
25 Sep 2009	Transaction in Own Shares
24 Sep 2009	Transaction in Own Shares
23 Sep 2009	Transaction in Own Shares
21 Sep 2009	Director/PDMR Shareholding
21 Sep 2009	Transaction in Own Shares
18 Sep 2009	Transaction in Own Shares
17 Sep 2009	Transaction in Own Shares
16 Sep 2009	Transaction in Own Shares
15 Sep 2009	Director/PDMR Shareholding
15 Sep 2009	Transaction in Own Shares
14 Sep 2009	Transaction in Own Shares
11 Sep 2009	Transaction in Own Shares
10 Sep 2009	Transaction in Own Shares
09 Sep 2009	Transaction in Own Shares
08 Sep 2009	Transaction in Own Shares
03 Sep 2009	Director/PDMR Shareholding
03 Sep 2009	Transaction in Own Shares
02 Sep 2009	Transaction in Own Shares
28 Aug 2009	Director/PDMR Shareholding
28 Aug 2009	Transaction in Own Securities - Voting Rights
27 Aug 2009	Transaction in Own Shares
26 Aug 2009	Transaction in Own Shares
25 Aug 2009	Transaction in Own Shares
20 Aug 2009	Transaction in Own Shares
19 Aug 2009	Transaction in Own Shares
18 Aug 2009	Director/PDMR Shareholding
17 Aug 2009	Transaction in Own Shares
14 Aug 2009	Transaction in Own Shares
13 Aug 2009	Transaction in Own Shares
11 Aug 2009	Transaction in Own Shares
10 Aug 2009	Transaction in Own Shares
05 Aug 2009	Transaction in Own Shares
04 Aug 2009	Transaction in Own Shares
03 Aug 2009	Blocklisting Interim Review
31 Jul 2009	Vodafone Greece & Hellas Online-Strategic Partnership
31 Jul 2009	Transaction in Own Shares
30 Jul 2009	Publication of Supplementary Prospectus
30 Jul 2009	Transaction in Own Shares
29 Jul 2009	Director/PDMR Shareholding
28 Jul 2009	Result of AGM
28 Jul 2009	Transaction in Own Shares
24 Jul 2009	Interim Management Statement
24 Jul 2009	Transaction in Own Shares

23 Jul 2009	Director/PDMR Shareholding
22 Jul 2009	BT and Vodafone Ireland Agreement
17 Jul 2009	Information Relating to Interim Management Statements
16 Jul 2009	Director/PDMR Shareholding
16 Jul 2009	Transaction in Own Shares
15 Jul 2009	Transaction in Own Shares
10 Jul 2009	Publication of Prospectus
09 Jul 2009	Transaction in Own Shares
08 Jul 2009	Transaction in Own Shares
07 Jul 2009	Transaction in Own Shares
06 Jul 2009	Director/PDMR Shareholding
06 Jul 2009	Transaction in Own Shares
03 Jul 2009	Transaction in Own Shares
02 Jul 2009	Re Agreement
02 Jul 2009	Transaction in Own Shares
01 Jul 2009	Director/PDMR Shareholding
30 Jun 2009	Total Voting Rights
26 Jun 2009	Annual Information Update

2. RNS Reach Releases

Vodafone published the following announcements via RNS Reach. These announcements can be obtained from the market news section of the London Stock Exchange’s website, www.londonstockexchange.com using the code VOD or from Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION

01 Jun 2010	Vodafone Egypt
26 May 2010	New Research Study on Mobile Working Solutions
26 Apr 2010	Google Nexus One Launches on Vodafone UK
22 Apr 2010	Vodafone Launches Vodafone Mobile Recording
12 Apr 2010	Vodafone to Bring Microsoft Kin Phone To Europe
07 Apr 2010	Launch of Customised Version of Opera Mini
12 Mar 2010	Five Year Contract with Deutsche Post DHL
16 Feb 2010	Vodafone Empowers Unbanked in South Africa
15 Feb 2010	Strategic Alliance with VZW and nPhase
15 Feb 2010	Vodafone 360 Update
15 Feb 2010	Two Pioneering Ultra Low Cost Handsets
08 Feb 2010	Managed Mobile Services Contract with Oracle
21 Dec 2009	Vodafone to Bring IPhone to the UK on January 14
14 Dec 2009	Saving Lives with “SMS For Life”
12 Nov 2009	Strategic Partnership with Chunghwa Telecom
15 Oct 2009	Launch of Blackberry Storm2
13 Oct 2009	Agreement with United Hubbing
13 Oct 2009	Strategic Partnership with Decho
29 Sep 2009	Vodafone to Sell IPhone in UK and Ireland
24 Sep 2009	Vodafone Appstar Competition
24 Sep 2009	Vodafone 360
21 Sep 2009	Warner Music Catalogue
10 Sep 2009	Launch of Mobile Broadband Hotspot
29 Jul 2009	Appointment of Group Chief Marketing Officer
22 Jul 2009	Mobile Technology - Europe’s annual energy bill
22 Jul 2009	Strategic Partnership Agreement with Azerfon
21 Jul 2009	Launch of Global M2M Service Platform

3. Documents submitted to the Financial Services Authority

The documents listed below were submitted to the FSA. Documents submitted to the FSA can be viewed at the UK Listing Authority’s Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

DATE	DOCUMENT
02 Jun 2010	Review of the year and Notice of Annual General Meeting 2010
02 Jun 2010	Annual Report for the year ended 31 March 2010
02 Jun 2010	Proposed Amendments to Vodafone’s Articles of Association referred to in Resolution 22 of the Notice of AGM 2010

4. Documents submitted to the UK Listing Authority

The documents listed below were submitted to the UKLA. These documents can be viewed at the UKLA’s documents approved section of FSA’s website, www.fsa.gov.uk.

DATE	DOCUMENT
21 May 2010	Supplementary Prospectus relating to €30,000,000,000 Euro Medium Term Note Programme
19 Nov 2009	Supplementary Prospectus relating to €30,000,000,000 Euro Medium Term Note Programme
30 Jul 2009	€30,000,000,000 Euro Medium Term Note Programme
10 Jul 2009	Prospectus for €30,000,000,000 Euro Medium Term Note Programme

5. Documents lodged with the Securities and Exchange Commission

The following documents were filed or furnished with the SEC and are available for viewing on the Securities and Exchange Commission’s website at www.sec.gov.

DATE	TYPE	Description

10 Jun 2010	6-K	Report of foreign issuer
07 Jun 2010	6-K	Report of foreign issuer
03 Jun 2010	6-K	Report of foreign issuer
02 Jun 2010	20-F	Annual and transition report of foreign private issuers
20 May 2010	6-K	Report of foreign issuer
20 May 2010	6-K	Report of foreign issuer
19 May 2010	6-K	Report of foreign issuer
17 May 2010	6-K	Report of foreign issuer
19 Apr 2010	6-K	Report of foreign issuer
05 Mar 2010	6-K	Report of foreign issuer
10 Feb 2010	6-K	Report of foreign issuer
05 Feb 2010	6-K	Report of foreign issuer
04 Feb 2010	6-K	Report of foreign issuer
29 Jan 2010	SC 13G	Statement of acquisition of beneficial ownership by individuals
21 Jan 2010	6-K	Report of foreign issuer
14 Jan 2010	6-K	Report of foreign issuer
04 Dec 2009	6-K	Report of foreign issuer
01 Dec 2009	CERTNYS	Certification by the NYSE approving securities for listing
24 Nov 2009	8-A12B	Registration of securities
19 Nov 2009	424B5	Prospectus
18 Nov 2009	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
16 Nov 2009	6-K	Report of foreign issuer
12 Nov 2009	6-K	Report of foreign issuer
10 Nov 2009	6-K	Report of foreign issuer
10 Nov 2009	6-K	Report of foreign issuer
30 Oct 2009	6-K	Report of foreign issuer
19 Oct 2009	CERTNAS	Letter
19 Oct 2009	8-A12B	Registration of securities

19 Oct 2009	25	Notification of the removal from listing and registration of matured redeemed or retired securities
13 Oct 2009	6-K	Report of foreign issuer
08 Oct 2009	6-K	Report of foreign issuer
11 Sep 2009	6-K	Report of foreign issuer
20 Aug 2009	6-K	Report of foreign issuer
10 Aug 2009	6-K	Report of foreign issuer
05 Aug 2009	6-K	Report of foreign issuer
30 Jul 2009	6-K	Report of foreign issuer
29 Jul 2009	6-K	Report of foreign issuer
28 Jul 2009	6-K	Report of foreign issuer
24 Jul 2009	6-K	Report of foreign issuer
17 Jul 2009	6-K	Report of foreign issuer
08 Jul 2009	6-K	Report of foreign issuer
01 Jul 2009	11-K	Annual report of employee stock purchase, savings and similar plans
24 Jun 2009	CERTNYS	Certification by the NYSE approving securities for listing

6. Documents filed at Companies House

The following documents were filed with the Registrar of Companies in England and Wales and can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, for registered users, are available for download from the Companies House website at www.direct.companieshouse.gov.uk.

DATE	TYPE	DESCRIPTION
14 Jun 2010	SH04	Transfer or Sale of Treasury Shares
26 May 2010	CH01	Director’s Change of Particulars
26 May 2010	CH01	Director’s Change of Particulars
26 May 2010	CH01	Director’s Change of Particulars
26 May 2010	CH01	Director’s Change of Particulars
25 May 2010	SH01	Return of Allotment of Shares
14 May 2010	SH04	Transfer or Sale of Treasury Shares
28 Apr 2010	SH04	Transfer or Sale of Treasury Shares
12 Apr 2010	SH01	Return of Allotment of Shares
12 Apr 2010	SH04	Transfer or Sale of Treasury Shares
06 Apr2010	TM02	Appointment Terminated, Secretary
06 Apr 2010	AP03	Secretary Appointed
30 Mar 2010	SH01	Return of Allotment of Shares
22 Mar 2010	CH01	Director’s Change of Particulars
18 Mar 2010	SH04	Transfer or Sale of Treasury Shares
05 Mar2010	SH04	Transfer or Sale of Treasury Shares
05 Mar 2010	SH04	Transfer or Sale of Treasury Shares
06 Feb 2010	SH01	Return of Allotment of Shares
06 Feb 2010	SH04	Transfer or Sale of Treasury Shares
22 Jan 2010	SH04	Transfer or Sale of Treasury Shares
05 Jan 2010	SH04	Transfer or Sale of Treasury Shares
08 Dec 2009	SH01	Return of Allotment of Shares
08 Dec 2009	SH04	Transfer or Sale of Treasury Shares
24 Nov 2009	SH04	Transfer or Sale of Treasury Shares
22 Nov 2009	MG02	Declaration of Satisfaction In Full or in Part of a Mortgage or Charge
08 Nov 2009	SH01	Return of Allotment of Shares
04 Nov 2009	CH01	Director’s Change of Particulars
04 Nov 2009	CH01	Director’s Change of Particulars
23 Oct 2009	CH01	Director’s Change of Particulars
23 Oct 2009	CH01	Director’s Change of Particulars
22 Oct 2009	CH01	Director’s Change of Particulars
22 Oct 2009	CH01	Director’s Change of Particulars
22 Oct 2009	CH01	Director’s Change of Particulars
22 Oct 2009	SH04	Transfer or Sale of Treasury Shares
21 Oct 2009	CH01	Director’s Change of Particulars
10 Oct 2009	AD03	Register(s) Moved to Sail Address

10 Oct 2009	AD03	Register(s) Moved to Sail Address
10 Oct 2009	AD02	Sail Address Created
08 Oct 2009	SH04	Transfer or Sale of Treasury Shares
02 Oct 2009	88(2)	Return of Allotment of Shares
29 Sep 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
29 Sep 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
29 Sep 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
29 Sep 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
29 Sep 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
18 Sep 2009	363a	Annual Return
17 Sep 2009	288c	Director’s Change of Particulars
17 Sep 2009	288c	Director’s Change of Particulars
10 Sep 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
10 Sep2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
10 Sep 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
09 Sep 2009	88(2)	Return of Allotment of Shares
09 Sep 2009	88(2)	Return of Allotment of Shares
09 Sep 2009	88(2)	Return of Allotment of Shares
09 Sep 2009	88(2)	Return of Allotment of Shares
09 Sep 2009	88(2)	Return of Allotment of Shares
27 Aug 2009	RES13	Amendment to Resolution Stated as Passed on 28/07/08
25 Aug 2009	288a	Director Appointed
24 Aug 2009	288a	Director Appointed
20 Aug 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
20 Aug 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
20 Aug 2009	AA	Group of Companies’ Accounts Made up to 31/03/09
20 Aug 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
20 Aug 2009	88(2)	Return of Allotment of Shares
20 Aug 2009	88(2)	Return of Allotment of Shares
20 Aug 2009	88(2)	Return of Allotment of Shares
05 Aug 2009	RES10	Authorised Allotment of Shares and Debentures
05 Aug 2009	RES13	Meeting not called less than 14 Days Notice
05 Aug 2009	RES01	Alteration to Memorandum and Articles
05 Aug 2009	RES09	Authority to Purchase Shares other than from Capital
05 Aug 2009	RES11	Disapplication of Pre-Emption Rights
04 Aug 2009	88(2)	Return of Allotment of Shares
04 Aug 2009	88(2)	Return of Allotment of Shares
04 Aug 2009	88(2)	Return of Allotment of Shares
04 Aug 2009	88(2)	Return of Allotment of Shares
04 Aug 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
04 Aug 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
23 Jul 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
23 Jul 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
23 Jul 2009	88(2)	Return of Allotment of Shares
23 Jul 2009	88(2)	Return of Allotment of Shares
23 Jul 2009	88(2)	Return of Allotment of Shares
23 Jul 2009	88(2)	Return of Allotment of Shares
23 Jul 2009	88(2)	Return of Allotment of Shares
23 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	88(2)	Return of Allotment of Shares
01 Jul 2009	169A(2)	Cancellation, Transfer or Sale of Treasury Shares
25 Jun 2009	288a	Director Appointed

7. Information provided to shareholders

Vodafone provided the following information to shareholders.  Copies of these documents can be found on Vodafone’s website at www.vodafone.com.

DATE	DOCUMENT
02 Jun 10	Review of the Year and Notice of Annual General Meeting 2010
02 Jun 10	Annual Report for the year ended 31 March 2010

Further information is available on Vodafone’s website at www.vodafone.com or by contacting Philip Howie, Deputy Group Company Secretary (+ 44 (0) 1635 33251).

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 June 2010

Number of ordinary shares transferred:	245,601

Highest transfer price per share:	144.05p

Lowest transfer price per share:	144.05p

Following the above transfer, Vodafone holds 5,136,082,014 of its ordinary shares in treasury and has 57,809,316,809 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,673,234,795 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,673,234,795. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7
	in the capital of Vodafone Group Plc
	A	B
	Award of	Purchased shares (3)
	performance
	shares (1))(2)
Vittorio Colao*	7,078,144	541,057
Michel Combes*	3,514,341	275,960
Andy Halford*	4,113,613	0
Steve Pusey*	2,264,115	81,690
Wendy Becker	2,006,960	286,861
Warren Finegold	2,267,654	231,514
Matthew Kirk	1,077,984	27,550
Morten Lundal	1,714,823	193,195
Rosemary Martin	1,149,779	103,311
Nick Read	1,581,136	82,881
Ronald Schellekens	1,484,941	137,748

* Denotes Director of the Company

(1)           Conditional awards of shares were granted on 28 June 2010 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of these awards is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted cash flow figure. The target free cash flow level is set by reference to the Company’s three year plan and market expectations; 25% of the award will vest for target performance, rising to 50% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2010 to 31 March 2013 relative to a peer group of five companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 100%, for maximum free cash flow performance (50%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see pages 59 and 60 of the Company’s 2010 Annual Report, available at www.vodafone.com/investor.

(2)           The directors and other PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board directors and two times salary for the other PDMRs, who are members of the Executive Committee.

(3)           The Company was advised on 29 June 2010 by UBS Trustees (Jersey) Limited that on 28 June 2010 the above named directors and PDMRs acquired an interest in the number of shares of US$0.11 3/7 each in the Company shown in column B above at the price of 144.18 pence per share.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	2,116,624
Michel Combes	668,533
Andy Halford	2,186,891
Steve Pusey	484,289

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 6, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary